Filed Pursuant to Rule 253(g)(2)
File No. 024-10680

NY RESIDENTIAL REIT, LLC

SUPPLEMENT NO. 1, DATED MARCH 21, 2018
TO THE OFFERING CIRCULAR DATED FEBRUARY 27, 2018

This document supplements, and should be read in conjunction with, the offering circular of NY Residential REIT, LLC (“we”, “our” or “us”), dated February 27, 2018 and filed by us with the Securities and Exchange Commission, or, the SEC, on February 27, 2018 as the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the offering Circular.

The purpose of this supplement is to disclose that we have reduced the minimum investment amount for the offering of our common shares.

Effective as of the date of this supplement, the minimum investment in our common shares for initial purchases is 10 common shares, or $100. There is no minimum investment requirement on additional purchases after you have purchased a minimum of 10 common shares.